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Insiders' Update
We've launched on WeFunder

Hi <<First Name>>,

Throughout the last couple of months I've been following up with most of you on this list individually to provide some key updates. Now it time for us all to jump back on the same thread with some big VitalFlo updates at the end of Q3!

We've had a lot of great progress, and really dialed in on our value proposition and product-market fit — more details an updates on that below.

First, let's chat about our new WeFunder campaign, which I hope you'll consider supporting:

Fundraise Update: We're Live on WeFunder
First the basics: What is WeFunder? WeFunder is a crowdfunding campaign that uses updated regulations (JOBS Act) to allow more individuals to invest in startups.



WEFUNDER
INVEST IN VITALFLO
VitalFlo helps doctors measure, monitor, and predict their patients' lung health
VitalFlo
10 15 05 11
INVEST
WATCH FOR UPDATES

- Allows more investors eligible to participate with smaller checks: but with only one line on the Cap Table
- Allows VitalFlo's friends, customers, and other stakeholders to participate, helping align our whole community with our continued success and growth
- Promotes our fundraise to investors we don't already know: they are the largest crowdfunding site, and they will promote our offering to their investors as we hit different funding thresholds

What we're asking for from our stakeholders (you):
Before the campaign is able to launch to the public, we need to raise $100K+ from our internal stakeholders and community via the WeFunder platform.

This $100K+ is in addition to the $325K already signed/wired from Geekdom Fund, Elevate Capital and Front Porch VP, and is also in addition to the $150K committed to this round by Techstars.

This campaign is now live on WeFunder, and we have a target of closing *commitments* totaling this amount from our stakeholders in the next two weeks. Initially, we just need these commitments: the capital call will occur later (in mid-November).

If you have the interest and ability to participate in our current round**, doing so on the WeFunder platform — and committing this week — is the best way to help the company.**

Timeline:

- Now through Next Two Weeks: Internal commitments made via WeFunder platform
- Next Four Weeks: Public campaign via WeFunder platform
- Mid-November: Closing and capital calls

Thank you! More updates on our growth and progress below.

Independent Primary Care is Growing Fast
This market is going really well:

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| New Subs (Qtr): | 2 | 7 | 15 | 30 | 45 | 60 |

Plus, over the last two weeks of cold-calling, we just added over 150 marketing-qualified leads to our funnel for Q4 (great job Andrea & Sully!)

Hospital Systems have an Urgent Need

As you know, Sovah Health is a two-hospital system in Virginia. They reached out to us for help because they had an urgent need in their pulmonary clinic: the backlog for pulmonary function testing was about 4-6 months.

Health Systems need VitalFlo to help them with their 4-6 Month Spirometry Backlog

"I love VitalFlo. I absolutely love it. Within six weeks, just in billing, were able to make back what we paid out. We're using it really frequently. So I'm very happy with all that."

SPIROMETRY IS CRUCIAL
- Pre-/post-operative monitoring in elective surgeries
- Smoking Cessation Programs
- Diagnosing and monitoring Asthma & COPD patients

SOVAH HEALTH — Wendy G Iraine, FNP, RRT
Medical Nutrition & Wellness

We got them launched right away, and since they went live in May, their account has grown by over 3X (with more growth still to come). Their need was so great they actually launched us *before* we cleared their internal security/CIO review (which is highly unusual). We've been undergoing that review over the last couple of months, and I'm pleased to announce that we have cleared the review!

Something to clarify: we didn't just clear Sovah Health's review. We cleared LifePoint Health's review. LifePoint is the **90-hospital Mothership** that recently acquired

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This represents a massive fast-track for our Health System pipeline: sales velocity within LifePoint should be very high compared to the average sales cycle. The LifePoint Health pipeline represents well over $1M ARR in potential contract value that we're moving quickly to line up and lock-in.

We are Launching "Full-Stack" Virtual Care with our Partners

Our biggest learning from our previous launches for remote monitoring and virtual care services was that our customers struggled to provide the staffing necessary to run the program.

We're solving that by partnering with Allergy & Asthma Network's team of virtual respiratory therapists, nurses and nurse practitioners to provide these services bundled with the VitalFlo platform!

Our first customer, launching this month, will be Family Allergy — one of the largest Private Equity-backed Allergy & Asthma rollups in the country (120+ providers across 9 States). All of our health system customers and prospects have also requested this service, so we'll be rolling it out more broadly soon!

Thank You!

Thank you for all of your support over the last several years. We're right at the cusp of some major growth, which our current fundraise is supporting.

The biggest thing you can do to support us over the next 1-2 months is to participate and/or share our WeFunder campaign with interested investors.

Good health to you and yours,
Luke

Normally, I'd ask to please keep this email private and confidential, but in the interest of promoting our WeFunder Campaign: please share with anyone who may be interested. Thank you!

How You Can Help

- **Help us fundraise on WeFunder.** For investors who may be interested, please feel free to introduce me directly (luke@vitalflohealth.com), or to send them to our WeFunder page!



Thank You's

- **Andrea Kalmans** - feedback and sharing our WeFunder campaign with other investors
- **Randy Williams** - productive feedback and advice





VitalFlo

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Insiders' Update
Our WeFunder Pre-Launch is in Full Swing

Hi <<First Name>>,

Short turn-around between updates this week while we're live in our pre-launch period for our WeFunder campaign.

A couple campaign-related updates (for our previous update with other company highlights, click here):

- A couple days in, we're already 22% of the way to our target of $100K+ from our Insiders and their networks: Thank You!
- We have another some additional investments committed verbally (I'll be following up with a few of you shortly)
- If you are interested in participating, committing in the next week will be the most impactful for us.

As a quick overview (more detail below): funding commitments this week will close at the end of the public campaign in mid-November. So a commitment now doesn't immediately involve any immediate wires/transfers.

Additionally, please share the campaign with anyone in your network who may be interested. We're looking forward to an exciting public launch late next week!

Thank You!
Thank you for all of your support over the last several years. We're right at the cusp of some major growth, which our current fundraise is supporting.

The biggest thing you can do to support us over the next 1-2 weeks is to participate and/or share our WeFunder campaign with interested investors.

Good health to you and yours,
Luke

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Thank you!

WeFunder Overview

First the basics: What is WeFunder? WeFunder is a crowdfunding campaign that uses updated regulations (JOBS Act) to allow more individuals to invest in startups.



From VitalFlo's perspective, launching on WeFunder accomplishes a few things:

- Allows more investors eligible to participate with smaller checks
- Allows VitalFlo's friends, customers, and other stakeholders to participate, helping align our whole community with our continued success and growth
- Promotes our fundraise to investors we don't already know

What we're asking for from our stakeholders (you):
Before the campaign is able to launch to the public, we need to raise $100K+ from our internal stakeholders and community via the WeFunder platform.

This $100K+ is in addition to the $325K already signed/wired from Geekdom Fund, Elevate Capital and Front Porch VP, and is also in addition to the $150K committed to this round by Techstars.

This campaign is now live on WeFunder, and we have a target of closing *commitments* totaling this amount from our stakeholders in the next two weeks. Initially, we just need these commitments: the capital call will occur later (in mid-November).

If you have the interest and ability to participate in our current round**, doing so**

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Timeline:

- Now through Next Two Weeks: Internal commitments made via WeFunder platform
- Next Four Weeks: Public campaign via WeFunder platform
- Mid-November: Closing and capital calls

How You Can Help

- **Help us fundraise on WeFunder.** For investors who may be interested, please feel free to introduce me directly (luke@vitalflohealth.com), or to send them to our WeFunder page!

- **Follow our social accounts.** Help us grow our audience and share our updates.



Thank You's

- **Andrea Kalmans** - wildly helpful intros and hustle
- **Randy Williams** - productive feedback and advice

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VitalFlo





Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.









Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.